599 Lexington Avenue

New York, NY 10022-6069

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VIA EDGAR AND E-MAIL

August 4, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenidge Generation Holdings Inc.

Registration Statement on Form S-4

Filed May 4, 2021

Amendment No. 1 to Registration Statement on Form S-4

Filed June 25, 2021

Amendment No. 2 to Registration Statement on Form S-4

Filed July 16, 2021

File No. 333-255741

Ladies and Gentlemen:

On behalf of our client, Greenidge Generation Holdings Inc. (“Greenidge”), we are writing in response to comments from the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “SEC”), set forth in its letter dated August 3, 2021 (the “Third Comment Letter”), relating to Greenidge’s Registration Statement on Form S-4 (File No. 333-255741) filed with the SEC on May 4, 2021, as amended by Amendment No. 1 to the Registration Statement filed with the SEC on June 25, 2021 and Amendment No. 2 to the Registration Statement filed with the SEC on July 16, 2021 (the “Registration Statement”). As discussed with the Staff, Greenidge is providing excerpts of certain proposed disclosure that will be included in Greenidge’s Registration Statement via Amendment No. 3 to the Registration Statement (“Amendment No. 3”) to be filed via EDGAR.

To facilitate your review of Greenidge’s responses, we have set forth below in italics comments 1, 6 and 7 of the Staff in the Third Comment Letter, followed immediately by Greenidge’s response thereto. References in the responses to page numbers are to pages of the Registration Statement, unless otherwise indicated. Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement.

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Amendment No. 2 to Form S-4

Support Projections, Page 88

1.

We note your response to prior comment 7 and reissue it. Please revise your disclosure to discuss the extent to which the assumptions do not reflect recent historical trends experienced by Support and why these assumptions were made.

Response: In response to the Staff’s comment, the disclosure on page 88 of the Registration Statement will be revised via Amendment No. 3 to include the following:

“In light of, among other things, the growing approximately $50 billion customer care business process outsourcing (“BPO”) market, Support began in the second half of 2020 to implement a strategic transition aimed at shifting its focus from a domestic direct-to-consumer strategy to a global enterprise strategy, including hiring a new leadership team with a track record of building profitable BPO businesses. As a result, notwithstanding the historical trends experienced by Support, Support believes that its new leadership team, an investment in sales, and its global dedicated homesourcing model provide an opportunity to disrupt traditional brick-and-mortar competitors and therefore support the assumptions underlying the growth in future operating results reflected in the forecasted financial information for Support included below.”

General

6.

We note that Greenidge’s amended and restated certificate of incorporation contains exclusive forum provisions. Please disclose the material terms of these provisions under the Description of Securities and highlight that the Support’s governing documents do not contain any exclusive forum provisions. Provide risk factor disclosure describing the risk and other impacts to Support’s shareholders.

Response: In response to the Staff’s comment, the disclosure in the section titled “Risk Factors—Risks Related to the Ownership of Greenidge Common Stock” on page 43 of the Registration Statement will be revised via Amendment No. 3 to include the following:

“Greenidge’s amended and restated certificate of incorporation designates the Delaware Court of Chancery as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Greenidge stockholders and provides that claims relating to causes of action under U.S. federal securities laws may only be brought in U.S. federal district courts, which could limit the ability of Greenidge stockholders to obtain a favorable judicial forum for disputes with Greenidge, its directors, officers or employees, if any, and could discourage lawsuits against Greenidge and its directors, officers and employees, if any.

Greenidge’s amended and restated certificate of incorporation provides that, unless Greenidge consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Greenidge, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of Greenidge to Greenidge or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the amended and restated certificate of incorporation or Greenidge’s amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the laws of the State of Delaware. Greenidge’s amended and restated certificate of incorporation also provides that, unless Greenidge consents in writing to the selection of an alternative forum, the U.S. federal district courts shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws. Support’s governing documents do not contain any exclusive forum provisions.

These exclusive forum provisions may limit the ability of Greenidge stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Greenidge or its directors, officers, or employees, if any, which may discourage such lawsuits against Greenidge and its directors, officers, and employees, if any. Alternatively, if a court were to find the choice of forum provisions contained in Greenidge’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, Greenidge may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect Greenidge’s business, financial condition, and operating results.”

Response: In response to the Staff’s comment, the disclosure in the section titled “Description of Securities” on page 169 of the Registration Statement will be revised via Amendment No. 3 to include the following:

“Charter Exclusive Forum Provisions.

Greenidge’s amended and restated certificate of incorporation provides that, unless Greenidge consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Greenidge, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of Greenidge to Greenidge or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the amended and restated certificate of incorporation or Greenidge’s amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the laws of the State of Delaware. The Delaware exclusive forum provision described in the foregoing sentence does not apply to actions arising under the Exchange Act. In this regard, it is noted that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations promulgated thereunder and, further, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is further noted that Greenidge’s amended and restated certificate of incorporation also provides that, unless Greenidge consents in writing to the selection of an alternative forum, the U.S. federal district courts shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws. Although Greenidge’s amended and restated certificate of incorporation contains the federal exclusive forum provision described in the foregoing sentence and the Delaware exclusive forum provision described above, it is uncertain whether these provisions would apply to actions arising under the Securities Act as it is possible that a court could rule that any such provision is inapplicable for a particular claim or action or that such provisions are unenforceable, particularly in light of Section 22 of the Securities Act, which creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations promulgated thereunder. Support’s governing documents do not contain any exclusive forum provisions.”

7.

Furthermore, we note that Greenidge’s forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. We also note that there is a federal forum provision for actions arising under the federal securities laws. Please state that there is uncertainty as to whether a court would enforce such provision with regard to the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the disclosure in the section titled “Description of Securities” on page 169 of the Registration Statement will be revised via Amendment No. 3 to include the following:

“Charter Exclusive Forum Provisions.

Greenidge’s amended and restated certificate of incorporation provides that, unless Greenidge consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Greenidge, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of Greenidge to Greenidge or its stockholders,

(iii) any action asserting a claim arising pursuant to any provision of the DGCL or the amended and restated certificate of incorporation or Greenidge’s amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the laws of the State of Delaware. The Delaware exclusive forum provision described in the foregoing sentence does not apply to actions arising under the Exchange Act. In this regard, it is noted that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations promulgated thereunder and, further, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is further noted that Greenidge’s amended and restated certificate of incorporation also provides that, unless Greenidge consents in writing to the selection of an alternative forum, the U.S. federal district courts shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws. Although Greenidge’s amended and restated certificate of incorporation contains the federal exclusive forum provision described in the foregoing sentence and the Delaware exclusive forum provision described above, it is uncertain whether these provisions would apply to actions arising under the Securities Act as it is possible that a court could rule that any such provision is inapplicable for a particular claim or action or that such provisions are unenforceable, particularly in light of Section 22 of the Securities Act, which creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations promulgated thereunder. Support’s governing documents do not contain any exclusive forum provisions.”

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We thank the Staff in advance for its consideration of this letter and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to this letter, the Registration Statement or Amendment No. 3, please do not hesitate to contact me at (202) 508-8010.

Yours very truly,

Christopher M. Zochowski

Partner

cc:	Kathleen Krebs, Special Counsel, Securities and Exchange Commission

Jan Woo, Legal Branch Chief, Securities and Exchange Commission

Rebekah Lindsey, Senior Staff Accountant, Securities and Exchange Commission

Kathleen Collins, Accounting Branch Chief, Securities and Exchange Commission

Jeffrey E. Kirt, Director, Greenidge Generation Holdings Inc.

Rory O’Halloran, Partner, Shearman & Sterling LLP

Cody L. Wright, Partner, Shearman & Sterling LLP

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